SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2006
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Summary of 2006 1H Business Report
On August 14, 2006, Shinhan Financial Group (“SFG”) filed the 2006 1H business report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2006.

2

1. Introduction of the Group
Company History in 2006 1H
▪	April 1, 2006

The integrated Shinhan Bank was launched and the credit card business of Chohung Bank was spun-off and merged into Shinhan Card

▪	April 11, 2006

SFG’s largest shareholder was changed from KDIC to BNP Paribas Group (currently owning 33,682,104 common shares, 9.38% of total common shares)
Principal Subsidiaries under Korean Law as of June 30, 2006
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank 1)	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	As of April 1, 2006, Chohung Bank merged with Shinhan Bank, and the name of the remaining integrated bank is ‘Shinhan Bank.’

3

Indirect subsidiaries held through direct subsidiaries
(As of June 30, 2006)

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance Ltd. (Hong Kong)	100.0%
	SH Asset Management Co. Ltd 1)	79.8%
	Shinhan Asia Limited 1)	100.0%
	Shinhan Bank America 1)	100.0%
	Shinhan Bank Europe Gmbh 1)	100.0%
	Shinhan Vina Bank 1)	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Good Morning	Good Morning Shinhan Securities Europe	100.0%
Shinhan Securities	Good Morning Shinhan Securities USA	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 2)

1)	Names of subsidiaries previously owned by Chohung Bank were changed accordingly after the integration with Shinhan Bank.

2)	Shinhan Financial Group currently owns 36.7% of Shinhan NPS Private Equity Fund 1st.
Number of Shares by type
The table below shows the number of issued and outstanding shares of the Group as of June 30, 2006

		Total amount of
Types of Shares	Number of Shares	par value (KRW)
Common Shares	359,207,313	1,796,036,565,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	22,360,301	111,801,505,000
Total	434,151,575	2,170,757,875,000

4

Employee Stock Ownership Plan (ESOP)
(1) Contribution to ESOA (Employee Stock Ownership Association)

		Contribution
Contribution from	Contribution Date	Amount	Contributor	Use of money
		(KRW)
	Feb. 28, 2006	542,407,000	Shinhan Card	Stock Purchase
	March 3, 2006	802,088,300	Shinhan Capital	Stock Purchase
Company	March 6, 2006	10,641,000,000	Shinhan Bank	Stock Purchase
	March 14, 2006	212,552,860	SFG	Stock Purchase
	April 26, 2006	43,240,950	Shinhan Bank	Operating Expenses
Sub-total		12,241,289,110	—
Employees	—	—	—
Sub-total		—	—
Total		12,241,289,110	—
(2) Changes in ESOA Share Ownership 1)
(Unit: shares)

		Beginning
	Share Type	Balance	Increase	Decrease	Ending Balance
		(Jan.1, 2006)			(June 30, 2006)
Association Accounts	Common Shares	1,942,413	—	361	1,942,052
Employee Accounts	Common Shares	843,270	733,850	21,641	1,555,479
Total	—	2,785,683	733,850	22,002	3,497,531

1)	Shinhan Financial Group introduced the Employee Stock Ownership Plan (ESOP) on December 5, 2002.
(3) ESOA Share Ownership per each company
(As of June 30, 2006,    Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	36,672	13,492	50,164
Shinhan Bank	1,886,973	1,461,602	3,348,575
Shinhan Capital	18,407	21,576	39,983
Shinhan Card	—	23,649	23,649
Shinhan Life Insurance	—	31,170	31,170
SH&C Life Insurance	—	556	556
Shinhan Credit Information	—	576	576
Shinhan Data System	—	2,858	2,858
Total	1,942,052	1,555,479	3,497,531

5

2. Business Results
Operational Results
(in millions of Korean Won)

	2006 1H	2005	2004
	(Jan. 1~June 30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	1,152,135	1,886,806	1,224,147
Gain using equity method of accounting	1,110,260	1,789,621	1,108,952
Interest income	40,391	95,812	114,264
Other income	1,484	1,373	931
Operating Expense	80,288	154,873	147,638
Loss using equity method of accounting	294	1,047	212
Operating Income	1,071,847	1,731,933	1,076,509
Source and Use of Funds
Source of Funds
(in millions of Korean Won)

	2006 1H		2005		2004
	(Jan. 1~June 30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	9,874,139	76.59	8,463,137	77.36	6,770,562	74.00
Capital Stock	2,170,758	16.84	2,100,646	19.20	2,012,812	22.00
Capital Surplus	4,360,112	33.82	3,846,957	35.16	3,485,465	38.10
Retained Earnings	2,717,964	21.08	2,158,881	19.73	1,130,293	12.35
Capital Adjustment	625,305	4.85	356,653	3.26	141,992	1.55
Borrowings	3,019,663	23.41	2,477,425	22.64	2,378,244	26.00
Debentures	2,228,545	17.28	2,090,759	19.11	2,017,816	22.06
Other liabilities	791,118	6.13	386,666	3.53	360,428	3.94
Total	12,893,802	100.00	10,940,562	100.00	9,148,806	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

6

Use of Funds
(in millions of Korean Won)

	2006 1H		2005		2004
	(Jan. 1~June 30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	11,054,951	85.75	9,060,179	82.81	7,100,773	77.61
Shinhan Bank (pre-merger)	2,952,466	22.90	4,198,207	38.37	3,709,669	40.55
Shinhan Bank 2)	5,699,175	44.20	3,393,190	31.01	2,411,868	26.36
Good Morning Shinhan Securities	923,410	7.16	867,403	7.93	610,171	6.67
Shinhan Life Insurance	755,028	5.86	147,558	1.35	—	—
Shinhan Card	439,590	3.41	197,754	1.81	162,378	1.77
Shinhan Capital	161,261	1.25	139,108	1.27	112,775	1.23
Shinhan BNP Paribas ITMC	24,019	0.19	23,139	0.21	22,435	0.25
E-Shinhan	—	—	2,197	0.02	2,617	0.03
Shinhan Macquarie FA	1,883	0.01	1,641	0.01	1,159	0.01
Jeju Bank	64,387	0.50	57,606	0.53	49,418	0.54
Shinhan Credit Information	8,663	0.07	8,198	0.07	4,628	0.05
SH&C Life Insurance	16,487	0.13	14,879	0.14	13,655	0.15
Shinhan Private Equity	8,582	0.07	9,300	0.09	1,958	0.02
Investment on Bonds	—	—	—	—	—	—
Loans	1,346,429	10.44	1,667,537	15.24	1,953,788	21.36
Fixed Assets	1,067	0.01	1,296	0.01	1,508	0.02
Intangible Assets	1,030	0.01	1,030	0.01	477	0.01
Cash Deposit in bank	451,967	3.50	177,313	1.62	55,370	0.61
Other Assets	38,358	0.29	33,207	0.31	36,893	0.40
Total	12,893,802	100.00	10,940,562	100.00	9,148,809	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.

2)	Shinhan Bank and Chohung Bank were integrated as of April 1, 2006, under the name of “Shinhan Bank,” Chohung Bank being the surviving entity.
Other Financial Information
Requisite Capital Ratio
(in billions of Korean Won)

	2006 1H	2005	2004
Aggregate Amount of Equity Capital (A)	11,926.9	11,434.0	9,867.9
Requisite Capital (B)	8,941.9	8,609.1	7,625.3
Requisite Capital Ratio (A/B) 1)	133.38%	132.81%	129.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

7

Won Liquidity Ratio
(in billions of Korean Won)

	2006 1H	2005	2004
Won Assets due within 3 months (A)	792.4	341.5	221.3
Won Liabilities due within 3 months (B)	755.4	332.7	212.1
Won Liquidity Ratio (A/B) 1)	104.90%	102.65%	104.36%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.
Liabilities to Equity Ratio
(in billions of Korean Won)

	2006 1H	2005	2004
Liabilities (A)	3,368.3	2,325.1	2,325.0
Equity (B)	9,994.5	10,137.0	7,747.3
Liabilities to Equity Ratio (A/B)	33.70%	22.94%	30.01%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) Total Capital Adequacy Ratio (%) *

	2006 1H	2005	2004
Shinhan Bank **	11.81	10.94	9.40
Jeju Bank	12.22	11.71	10.91

*	The Total Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

**	As the integrated Shinhan Bank was launched on April 1, 2006, 2006 1H figures are of the integrated Shinhan Bank whereas the 2004 and 2005 figures are of the pre-merger Chohung Bank, the surviving entity.
(2) Net Capital Ratio (%) *

	June 30 2006	Mar.31 2006	Mar.31 2005
Good Morning Shinhan Securities	511.66	558.60	629.22

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

8

(3) Solvency Margin Ratio (%)

	June 30 2006	Mar.31 2006	Mar.31 2005
Shinhan Life Insurance *	229.08	230.80	—

*	Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary as of December 13, 2005
(4) Adjusted Equity Capital Ratio (%) *

	June 30 2006	2005	2004
Shinhan Card	15.20	17.68	16.48

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
(5) Non Performing Loans
(in billions of Korean Won)

			Dec.31. 2005		Dec.31. 2004
			(March 31, 2006 for GMS		(March 31, 2005 for GMS)
	June 30 2006		Securities)		Securities)
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	930.1	0.89	531.3	1.15	814.1	1.89
Jeju Bank 1)	11.2	0.73	16.3	1.15	30.3	2.33
GMS Securities 2)	27.3	5.50	26.9	5.71	30.7	11.75
Shinhan Card 3)	219.5	5.58	33.4	2.71	37.5	4.46

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

For Shinhan Bank, figures for the period ended June 30, 2006 are of the integrated Shinhan Bank, whereas figures for 2004 and 2005 are of the per-merger Chohung Bank, the surviving entity.

2)	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”

Figures for the period ended June 30, 2006 include the credit card business of Chohung Bank that was spun-off and merged into Shinhan Card.

9

(6) Loan Loss Allowances & Write-offs for the period
(in billions of Korean Won)

			Jan. 1, 2006~	Jan. 1, 2005~	Jan. 1, 2004~
			June 30, 2006	Dec. 31, 2005	Dec. 31, 2004
Shinhan Bank 1)	Loan Loss	Domestic	1,666.9	905.0	1,001.8
	Allowance	Overseas	55.3	27.6	51.2
		Total	1,722.2	932.6	1,053.0
	Write-offs		12.8	571.5	1,400.2
Jeju Bank	Loan Loss	Domestic	22.2	25.3	32.2
	Allowance	Overseas	—	—	—
		Total	22.2	25.3	32.2
	Write-offs		5.2	19.1	24.7
GM Shinhan Securities 2)	Loan Loss	Domestic	29.4	28.9	30.9
	Allowance	Overseas	—	—	—
		Total	29.4	28.9	30.9
	Write-offs		—	2.3	1.9
Shinhan Card	Loan Loss	Domestic	208.7	46.3	49.8
	Allowance	Overseas	—	—	—
		Total	208.7	46.3	49.8
	Write-offs		61.6	117.6	233.2

1)	2006 1H figures are of the integrated Shinhan Bank, whereas figures for 2004 and 2005 are for pre-merger Chohung Bank, the surviving entity.

2)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2006 to June 30, 2006, (ii) from April 1, 2005 to March 31, 2006, and (iii) from April 1, 2004 to March 31, 2005.

10

3. Independent Accountant
Audit Opinion for the last 3 years

	2006 1H	FY 2005	FY 2004
Audit Opinion	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)	Working hours
2006 1H	KPMG Samjong Accounting Corp.	304,000,000	1,440 hours
2005	KPMG Samjong Accounting Corp.	288,000,000	3,073 hours
2004	KPMG Samjong Accounting Corp.	300,000,000	2,504 hours
Compensation for Services Other than Korean GAAP Audit and Review
     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Contract	Service description	Payment
signed in
2006 1H	2005 Dec.	Audit of the Financial Statements based on US GAAP for FY2005	KRW 1,888,000,000
2005	Jan.	Audit of the Financial Statements based on US GAAP for FY2004	USD 2,000,000
	July	Settlement of taxation affairs	KRW 15,000,000
2004	Jan.	Consulting services for disclosure control and procedure & Internal control system	KRW 1,375,000,000

11

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors
     Our executive directors are as follows as of March 21, 2006:

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov.25, 1938	Chairman of BOD	3 years starting from March 25, 2004
Head of the Board Steering Committee
In Ho Lee	Nov. 2, 1943	President & CEO	3 years starting from March 25, 2004
Board Steering Committee member
Young Hwi Choi	Oct. 28, 1945	Executive Director	3 years starting from March 25, 2004
2) Non-Executive Directors
     Currently, 12 non-executive directors are in office. Of the twelve members, 10 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 21, 2006.
     Our non-executive directors are as follows:

Name	Date of Birth	Current Position	Service Term
Young Seok Choi	Jul. 2, 1929	Non-Executive Director	3 years starting from March 25, 2004
Audit Committee member
Yong Woong Yang	Aug. 4, 1948	Non-Executive Director	3 years starting from March 25, 2004
Il Sup Kim	Jul.1, 1946	Outside Director	1 year starting from March 21, 2006
Head of Audit Committee
Compensation Committee member
Sang Yoon Lee	Sep.13, 1942	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member
Audit Committee member
Compensation Committee member
Yoon Soo Yoon	Mar. 5, 1946	Outside Director	1 year starting from March 21, 2006
Head of Compensation Committee
Risk Management Committee member
Shee Yul Ryoo	Sep. 5, 1938	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member
Compensation Committee member
Head of Risk Management Committee
Byung Hun Park	Sep. 10, 1928	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member
Young Hoon Choi	Nov. 8, 1928	Outside Director	1 year starting from March 21, 2006
Si Jong Kim	Apr. 16, 1937	Outside Director	1 year starting from March 21, 2006
Audit Committee member
Philippe Reynieix	Jun. 24, 1949	Outside Director	1 year starting from March 21, 2006
Risk Management Committee member
Haeng Nam Chung	Mar. 15.1941	Outside Director	1 year starting from March 21, 2006
Myoung Soo Choi	Aug. 5 1957	Outside Director	1 year starting from March 21, 2006
     For personal profiles of the outside directors, please refer to our form 6-K filed on February 24, 2006.

12

3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	Taking Charge of
Jae Woo Lee	July 2, 1950	Managing Director (Chief Operating Officer)	General Affairs Team, Public Relations Team, and Human Resources Team
Byung Jae Cho	Jan. 6, 1951	Managing Director (Chief Financial Officer)	Finance Planning Team, Risk Management Team, and Investor Relations Team
Jin Won Suh	April 20, 1951	Managing Director (Chief Strategy Officer)	Strategic Planning Team, Future Strategy & Management Team, and Information & Technology Planning Team,
Jae Woon Yoon	July 22, 1951	Managing Director (Group Synergy Officer)	Joint Procurement Team, Synergy Management Team, and Audit & Compliance Team
Stock Options

		No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
Guarantee		Granted Options	Options	Options	Options
		(A)	(B)	(C)	(D=A-B-C)
Granted on 2002	Management, Head of Department	864,576	238,211	—	626,365
Granted on 2003	Management, Head of Department	1,020,206	268,003	11,390	740,813
Granted on 2004	Management, Head of Department	1,258,923	72,500	15,200	1,171,223
Granted on 2005	Management, Head of Department,
	Outside Directors	2,695,200	—	68,200	2,627,000
Granted on 2006	Management, Head of Department,
	Outside Directors	3,296,200	—	—	3,296,200
Total		9,135,105	578,714	94,790	8,461,601
Employees
(As of June 30, 2006)

			Total Salaries and wages paid	Average Payment per
	Number of	Average length of	in 2006 1H	person in 2006 1H
	Employees	Service	(in mil. of Korean Won)	(in mil. of Korean Won)
Male	81	2 yrs 3mths	3,562	44
Female	19	2 yrs 6mths	488	26
Total	100	2 yrs 5mths	4,050	40

13

5. Activities of Board of Directors and sub-committees for the year 2006
Meetings of Board of Directors

	Date	Agenda
1	Jan. 12, 2006	1.	Appointment of Outside Director Recommendation Committee members	Approved
— Eung Chan Ra, Byung Hun Park, Young Hoon Choi, Shee Yul Ryoo, Yoon Soo Yoon
		2.	Appointment of management (non-director)	Approved
— Baek Soon Lee (term ending: March 31, 2006)
2	Feb. 6, 2006	1.	Partial alteration of the articles of association	Approved
		2.	Closing of the 5th FY(2005)	Approved
3	Feb. 16, 2006	1.	Convening of the 5th General Meeting of Shareholders	Approved
— 10:00 AM, March 21, 2006
		2.	Remuneration levels for Directors	Approved
— KRW 5 billion
		3.	Stock option grant to executives, employees and outside directors of the Group and Subsidiaries	Approved
— 1,418,900 shares for executives and management, 40,000 shares for outside directors, and up to 2,098,600 shares for employees
		4.	Alterations in previous contract concerning the granting of Stock Options	Approved
		5.	Alterations in regulations concerning the ‘Guide to provide and use Personal Credit Information’	Approved
		6.	Appointment of management (non-director)	Approved
— Jin Won Suh (term ending: January 12, 2008)
		7.	Appointment of corporate advisor	Approved
— advisor: Pyung Joo Kim
4	Mar. 21, 2006	1.	Appointment of Board steering Committee members	Approved
— Eung Chan Ra, In Ho Lee, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee
		2.	Confirmation of Director Remuneration	Approved
— Confirmation of individual director remuneration within the limitations set by the Board of Directors
5	May 10, 2006	1.	Appointment of Risk Management Committee members	Approved
— Sheel Yul Ryoo, Yoon Soo Yoon, Reynieix
		2.	Appointment of Compensation Committee members	Approved
— Il Sup Kim, Shee Yul Ryoo, Yoon Soo Yoon, Sang Yoon Lee
		3.	Approval of Limitation of corporate bond issuance for the second half of 2006	Approved
— Issuance limited to KRW 1,100 billion (including USD 100 Mil)
		4.	Enactment of Internal Control over Financial Reporting etc.	Approved
— Settlement of standards and processes of Internal Control over Financial Reporting based on internal accounting regulations and SOX404.
		5.	Alterations in regulations concerning the exercising of stock options granted in 2004	Approved
— retirement of employees within two years after the granting of stock options due to a transfer to a subsidiary company is seen as a continuation of services
		6.	Partial cancellation of stock options granted on 2004 and 2005	Approved
— 6 people, 10,400 shares
6	July 12, 2006	1.	Redemption of Redeemable Preferred Shares	Approved
— Redemption of Redeemable Preferred Shares, related to the acquisition of Chohung Bank, with upcoming maturities in August (Redemption Amount: KRW 697.8 bil.)

14

Meetings of Board Steering Committee

	Date	Agenda
1	Jan. 12, 2006	1.	Deliberation on Candidates for Non-Director Executive Officers	Approved
			— Eung Chan Ra, Byung Hyun Park, Young Hoon Choi, Shee Yul Ryoo, Yoon Soo Yoon (5 people)
		2.	Deliberation of non-director management	Approved
			— Baek Soon Lee
2	Feb. 16, 2006	1.	Recommendation of Audit Committee Members	Approved
			— Il Sup Kim, Sang Yoon Lee, Young Seok Choi, Si Jong Kim
		2.	Partial Alterations in the granting of stock options	Approved
			— 10,000 shares per person, 40,000 shares in total
		3.	Deliberation of non-director management	Approved
			— Jin Won Suh
3	May 10, 2006	1.	Recommendation of Risk Management Committee members	Approved
			— members : Shee Yul Ryoo, Yoon Soo Yoon, Reynieix (3 people)
		2.	Recommendation of Compensation Committee members	Approved
			— members : Il Sup Kim, Shee Yul Ryoo, Yoon Soo Yoon, Sang Yoon Lee (4 people)
Meetings of Risk Management Committee

	Date	Agenda
1	Feb. 16, 2006	1.	Approval item: 2006 Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	Approved
		2.	Reporting item: 2005 4th quarter Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—
2	May 30, 2006	1.	Appointment of Risk Management Committee chairperson	Approved
			— Shee Yul Ryoo appointed as chairperson
		2.	Alterations in the Group‘s Risk Management Policies	Approved
3	June 12, 2006	1.	2006 Capital Adequacy Ratio of Shinhan Bank and Plans for Risk Management	Approved

15

Meetings of Audit Committee

	Date	Agenda
1	Feb. 16, 2006	1.	Audit Results for the 5th Fiscal Year	Approved
— Confirmation of Audit Results for the 5th FY and Submission of Audit Report
		2.	Appointment of Independent Auditors for US GAAP, for Shinhan Life Insurance	Approved
— KPMC Samjong Accounting Corp. was appointed
		3.	Evaluation of the Operation Status of the Internal Accounting Control System for the Year 2005	Approved
— The internal accounting control system is properly operated.
— The proper operation of the internal accounting control system of the major subsidiaries are to be reported separately
		4.	Evaluation of the Internal Monitoring System	Approved
— The internal monitoring system is properly operated.
		5.	Ratification of the Company and its Subsidiaries‘ Non-audit Contracts	Approved
1) Examination of financial statements for the acquisition process of Shinhan Life Insurance (Shinhan Financial Group — Samjong Accounting Corp.)
2) Examination of financial statements for the acquisition process of Shinhan Life Insurance (Shinhan Life Insurance — Samjong Accounting Corp.)
3) Income Tax Advisory, Tax Adjustment (Shinhan Bank New York Branch—KPMG New York)
4) Auditing and Tax adjustment concerning PEF Shinhan National Pension
5) Comfort Letters regarding the issuance of bonds (Shinhan Bank with Samjong Accounting Corp.)
		6.	Auditing Results of the 5th Annual Shareholders‘ Meeting	Approved
— Results found to be appropriate
2	Mar. 21, 2006	1.	Approval of auditing plans for 2006	Approved
— Auditing plans for Shinhan Financial Group and subsidiary companies approved
		2.	Approval of auditing fees of K-GAAP	Approved
— Auditing fees considered appropriate for Korean accounting standards
3	May 10, 2006	1.	Appointment of Audit Committee chairperson	Approved
— Il Sup Kim appointed as chairperson
Meetings of Outside Director Recommendation Committee

	Date	Agenda
1	Jan. 12, 2006	1.	Appointment of Head of Outside Director Recommendation Committee	Approved
			— Mr. Byung Hun Park
2	Feb. 16, 2006	1.	Recommendation of Outside Director Candidates	Approved
			— Outside director candidates: Byung Hun Park, Si Jong Kim, Young Hoon Choi, Myung Soo Choi, Hang Nam Jung and Philippe Reynieix (6 candidates)
			— Outside director candidates with professional expertise: Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo (4 candidates)

16

Meetings of Compensation Committee

	Date	Agenda
1	Jan. 12, 2006	1.	2006 Evaluation and Compensation Scheme for the Management	Approved
2	Feb. 14, 2006	1.	2006 Evaluation and Compensation Scheme for the Management	Approved
		2.	Setting 2006 Group KPI Target and MBO of the Management	Approved
		3.	2006 Stock Options granted to the Management	Approved
3	May 30, 2006	1.	Reappointment of MBO per management / Alterations in the Group’s KPI system	Approved
		2.	Alterations in Remuneration System of Management	Approved
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(in Korean Won or number of shares)

		Jan. 2006	Feb. 2006	Mar. 2006	April 2006	May 2006	June 2006
Price per share	High	42,000	41,450	43,500	47,100	49,500	45,000
	Low	38,000	38,250	36,800	44,000	43,400	40,400
Trading Volume		24,454,664	25,609,271	42,326,382	50,222,367	28,343,860	24,274,622
American Depositary Shares traded on the New York Stock Exchange
     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(in US Dollars or number of shares)

		Jan. 2006	Feb. 2006	Mar. 2006	April 2006	May 2006	June 2006
Price per share	High	86.40	86.78	88.10	99.02	106.08	95.95
	Low	77.00	78.66	74.05	91.15	89.03	81.15
Trading Volume		695,300	670,300	842,800	414,500	784,700	675,200

17

7. Related Party Transactions
Loans to Subsidiaries
(As of June 30, 2006)

		Origination		Funding	Lending	Beginning			Ending
Borrower	Loan Type	date	Maturity date	Rate	Rate	Balance	Increase	Decrease	Balance
						Jan.1 2006			June 30, 2006
GMS Securities	Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Bank 3)	Privately Placed Bonds	2001-12-21	2008-03-21	7.12%	7.42%	500	—	500
Shinhan Card	Loans in KRW	2003-01-24	2006-01-24	5.19%	5.50%	500	—	500	—
Shinhan Card	Loans in KRW	2003-02-26	2006-02-26	4.99%	5.29%	2,000	—	2,000	—
Shinhan Card	Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	500	—
Shinhan Card	Loans in KRW	2003-06-24	2006-06-24	5.43%	5.73%	1,500	—	1,500
Shinhan Card	Loans in KRW	2003-10-24	2006-10-24	4.63%	4.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	—	500
Shinhan Card	Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Shinhan Capital	Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Shinhan Capital	Loans in KRW	2003-01-24	2006-01-24	5.19%	5.54%	200	—	200	—
Shinhan Capital	Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	500
Shinhan Capital	Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2006-07-24	5.55%	5.85%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	—	300
Shinhan Capital	Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	—	500

18

		Origination		Funding	Lending	Beginning			Ending
Borrower	Loan Type	date	Maturity date	Rate	Rate	Balance	Increase	Decrease	Balance
						Jan.1 2006			June 30, 2006
Shinhan Capital	Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
Shinhan Capital	Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Jeju Bank	Loans in KRW	2005-12-28	2011-01-28	5.74%	6.43%	200	—	—	200
Shinhan Capital	Loans in foreign currency	2003-12-30	2006-12-30	3M Libor +70bp	3M Libor +90bp	304	—	16	288
Shinhan Capital	Loans in foreign currency	2004-07-15	2007-06-15	3M Libor +70bp	3M Libor +90bp	405	—	21	384
Jeju Bank1) 2)	Privately Placed Bonds	2004-05-07	2007-03-30	6.26%	—	31	—	31	—
Jeju Bank 2)	Privately Placed Bonds	2002-05-20	2008-01-20	7.25%	8.14%	200	—	200	—
Shinhan Card	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%		500		500
Shinhan Capital	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%		500		500
Shinhan Card	Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%		1,000		1,000
Shinhan Card	Loans in KRW	2006-04-24	2009-04-24	5.09%	5.22%		1,000		1,000
Total						14,840	3,000	5,968	11,872

Note 1)	Privately placed bonds, which were under complete ownership of Shinhan Bank when first issued in June 30, 2001, were acquired by SFG as of May 7, 2004.

Note 2)	All privately placed bonds issued by Jeju Bank were redeemed on March 13, 2006.

Note 3)	All privately placed bonds issued by Shinhan Bank were redeemed on June 29, 2006.
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2006.

19

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Byung Jae Cho

Name: Byung Jae Cho Title: Chief Financial Officer

Date : August 21, 2006

20

SHINHAN FINANCIAL GROUP CO., LTD
Non-Consolidated Financial Statements
(Unaudited)
June 30, 2006 and 2005
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of June 30, 2006 and the related non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2005 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 26, 2006, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2005, presented for comparative purposes, is not different from that audited by us in all material respects, except that the adoption of Korean Accounting Standard No. 18 resulted in an increase in retained earning and a decrease in capital adjustments of ~~W~~1,731 million.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in Note 1 to the non-consolidated financial statements, on April 1, 2006 Chohung Bank merged with Shinhan Bank with the merge ratio of 1:3.8678 and changed its name to Shinhan Bank. Additionally, Chohung Bank spun off its credit card operation and merged with Shinhan Card Co., Ltd. Each share of Chohung Bank was converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
As discussed in Note 10 to the non-consolidated financial statements, the Company recorded assets with and interest income from related party transactions as of June 30, 2006 and December 31, 2005 and for three-month and six-month periods ended June 30, 2006 and 2005.
As discussed in Note 12 to the non-consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC”) to pay contingent consideration to the KDIC (“Earn Out Payment”) based on the earnings of Chohung Bank in future periods. As of June 30, 2006, the contingent consideration was not included in the acquisition cost because the amount was not determinable.
KPMG Samjong Accounting Corp.
Seoul, Korea
July 25, 2006

This report is effective as of July 25, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Assets
Cash and due from banks	~~W~~	749,368	64,374	$780,348	67,035
Securities (note 3)		11,384,468	10,882,359	11,855,116	11,332,249
Loans (notes 4 and 11)		1,181,285	1,476,630	1,230,121	1,537,676
Fixed assets (note 5)		1,911	2,290	1,990	2,385
Other assets (notes 6 and 11)		45,702	36,478	47,591	37,986

Total assets	~~W~~	13,362,734	12,462,131	$13,915,166	12,977,331

Liabilities and Stockholders’ equity
Liabilities:
Borrowings (notes 7 and 11)	~~W~~	137,221	156,098	$142,894	162,551
Debentures (note 8)		2,503,935	2,126,043	2,607,451	2,213,936
Retirement and severance benefits		745	552	776	575
Other liabilities (notes 9 and 11)		726,367	42,421	756,395	44,175

Total liabilities		3,368,268	2,325,114	3,507,516	2,421,237
Stockholders’ equity:
Capital stock of ~~W~~5,000 par value (note 13)
Common stock		1,796,037	1,796,037	1,870,287	1,870,287
Authorized - 1,000,000,000 shares
Issued and outstanding - 359,207,313 shares
Preferred stock		374,721	374,721	390,212	390,212
Issued and outstanding - 74,944,262 shares
Capital surplus		4,360,112	4,360,112	4,540,365	4,540,365
Retained earnings (note 14)		2,844,392	2,960,355	2,961,983	3,082,740
Capital adjustments (notes 3, 15 and 16)		619,204	645,792	644,803	672,490

Total stockholders’ equity		9,994,466	10,137,017	10,407,650	10,556,094
Commitments and contingencies (note 12)

Total liabilities and stockholders’ equity	~~W~~	13,362,734	12,462,131	$13,915,166	12,977,331

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2006 and 2005
(In millions of Won and thousands of U.S. dollars, except earnings per share)

						U.S. dollars (note 2)
						Three month	Six month
	Won					period	period
	Three month period			Six month period		ended	ended
	ended June 30,			ended June 30,		June 30,	June 30,
	2006		2005	2006	2005	2006	2006
Operating revenue:
Gain from equity method (notes 3 and 23)	~~W~~	615,499	482,976	1,110,260	882,107	$640,944	1,156,159
Interest income (note 10)		19,642	24,493	40,391	49,059	20,454	42,061
Other		1,005	550	1,484	366	1,047	1,545

		636,146	508,019	1,152,135	931,532	662,445	1,199,765

Operating expense:
Loss from equity method (notes 3 and 23)		1,251	594	294	824	1,303	306
Interest expense		27,970	27,467	56,979	55,181	29,126	59,334
Fees and commission expense		114	25	196	70	119	204
General and administrative expense (note 17)		11,235	9,925	22,819	17,726	11,699	23,763

		40,570	38,011	80,288	73,801	42,247	83,607

Operating income		595,576	470,008	1,071,847	857,731	620,198	1,116,158
Non-operating income (expense), net		133	374	212	752	138	221

Income before income taxes		595,709	470,382	1,072,059	858,483	620,336	1,116,379
Income taxes (note 18)		—	—	—	—	—	—

Net income	~~W~~	595,709	470,382	1,072,059	858,483	$620,336	1,116,379

Income per share in Won and U.S. dollars (note 19)	~~W~~	1,630	1,423	2,925	2,582	$1.70	3.05

Diluted income per share in Won and U.S. dollars (note 19)	~~W~~	1,537	1,257	2,760	2,280	$1.60	2.87

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the three-month and six-month periods ended June 30, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

						U.S. dollars (note 2)
						Three month	Six month
	Won					period	period
	Three month period			Six month period		ended	ended
	ended June 30,			ended June 30,		June 30,	June 30,
	2006		2005	2006	2005	2006	2006
Cash flows from operating activities:
Net income	~~W~~	595,709	470,382	1,072,059	858,483	$620,336	1,116,379
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation		151	151	302	290	157	314
Amortization		73	29	145	57	76	151
Reversal of allowance for loan losses, net		(1,005)	(550)	(1,484)	(366)	(1,047)	(1,545)
Provision for retirement and severance benefit		75	98	357	339	78	372
Gain from equity method, net		(614,248)	(482,382)	(1,109,966)	(881,283)	(639,641)	(1,155,853)
Stock compensation costs		3,329	2,471	6,797	3,926	3,467	7,078
Decrease (increase) in other assets		1,534	(1,239)	1,775	(2,141)	1,597	1,848
Decrease in other liabilities		(5,426)	(13,395)	(1,006)	(27,036)	(5,650)	(1,047)
Retirement and severance benefit paid		(6)	—	(315)	(13)	(6)	(328)
Decrease in deposit for severance benefit insurance		134	—	152	88	139	158
Other, net		569	687	1,130	1,379	593	1,177

Net cash used in operating activities		(19,111)	(23,748)	(30,054)	(46,277)	(19,901)	(31,296)

Cash flows from investing activities:
Cash provided by investing activities:
Decrease in equity method investment securities		—	—	—	379,210	—	—
Decrease in loans		300,000	110,000	593,140	71,314	312,402	617,661
Decrease in fixed assets		2	36	31	36	2	32
Decrease in other assets		10	7	—	—	10	—
Dividends received		20,000	—	465,524	—	20,827	484,770

		320,012	110,043	1,058,695	450,560	333,241	1,102,463

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the three-month and six-month periods ended June 30, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

						U.S. dollars (note 2)
						Three month	Six month
	Won					period	period
	Three month period			Six month period		ended	ended
	ended June 30,			ended June 30,		June 30,	June 30,
	2006		2005	2006	2005	2006	2006
Cash used in investing activities:
Increase in loans		(100,000)	—	(300,000)	—	(104,134)	(312,403)
Increase in fixed assets		(49)	(542)	(98)	(751)	(51)	(102)
Increase in other assets		—	—	(1)	(3)	—	(1)
Decrease in other liabilities		—	—	(20,596)	—	—	(21,447)

		(100,049)	(542)	(320,695)	(754)	(104,185)	(333,953)

Net cash provided by investing activities		219,963	109,501	738,000	449,806	229,056	768,510

Cash flows from financing activities:
Cash provided by financing activities:
Increase in borrowings		70,000	21,053	170,000	53,053	72,894	177,028
Increase in debentures		800,000	250,000	1,000,000	500,000	833,073	1,041,341
Proceeds from disposition of treasury stock		—	—	—	499	—	—

		870,000	271,053	1,170,000	553,552	905,967	1,218,369
Cash used in financing activities:
Decrease in borrowings		(165,000)	(27,000)	(185,188)	(98,314)	(171,821)	(192,844)
Decrease in debentures		(350,000)	(160,000)	(620,000)	(340,000)	(364,469)	(645,631)
Debentures issuance cost paid		(2,289)	(891)	(3,239)	(1,872)	(2,384)	(3,373)
Dividends paid		(346,353)	(316,145)	(384,525)	(347,492)	(360,671)	(400,422)
Acquisition of treasury stock		—	—	—	(438)	—	—

		(863,642)	(504,036)	(1,192,952)	(788,116)	(899,345)	(1,242,270)

Net cash provided by (used in) financing activities		6,358	(232,983)	(22,952)	(234,564)	6,622	(23,901)

Net increase (decrease) in cash and cash equivalents		207,210	(147,230)	684,994	168,965	215,777	713,313
Cash and cash equivalents at beginning of period		542,158	347,340	64,374	31,145	564,571	67,035

Cash and cash equivalents at end of period	~~W~~	749,368	200,110	749,368	200,110	$780,348	780,348

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005
(Unaudited)
(1)	General Description

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by the stockholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of June 30, 2006, the Company had eight subsidiaries and three joint venture companies, and its capital stock consisted of ~~W~~1,796,037 million in common stock and ~~W~~374,721 million in preferred stock. Details of its subsidiaries and joint venture companies are as follows:
(a)	Subsidiaries
a.	Shinhan Bank (Formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Chohung Bank merged with Shinhan Bank with the merge ratio of 1:3.8678 and changed its name to Shinhan Bank. Additionally, Chohung Bank spun off its credit card operation and merged with Shinhan Card Co., Ltd. Each share of Chohung Bank was converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.

As of June 30, 2006, Shinhan Bank operated through 883 domestic branches, 83 depositary offices and 11 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

b.	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of June 30, 2006, it operated through 77 branches and its capital stock amounted to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

c.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. As of June 30, 2006, Shinhan Life Insurance operated through 116 branches and its capital stock amounted to ~~W~~200,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005
(Unaudited)
(1)	General Description, Continued
d.	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Business Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of June 30, 2006, Shinhan Card had 3.12 million franchise accounts and 6.62 million credit card holders, and its capital stock amounted to ~~W~~358,886 million.

e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of June 30, 2006 amounted to ~~W~~80,000 million.

f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of June 30, 2006 amounted to ~~W~~77,644 million.

g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of June 30, 2006 amounted to ~~W~~3,000 million.

h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of June 30, 2006 amounted to ~~W~~10,000 million.
(b)	Joint Venture Companies
a.	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement made on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of June 30, 2006 amounted to ~~W~~40,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005
(Unaudited)
(1)	General Description, Continued
b.	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of June 30, 2006 amounted to ~~W~~30,000 million.

c.	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of June 30, 2006 amounted to ~~W~~1,000 million.
     Details of ownership as of June 30, 2006 and December 31, 2005 were as follows:

		2006		2005
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Subsidiaries:
Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.00	933,324,364	100.00
	Good Morning Shinhan Securities	159,399,664	100.00	159,399,664	100.00
	Shinhan Life Insurance	40,000,000	100.00	40,000,000	100.00
	Shinhan Card	71,777,256	100.00	30,569,400	100.00
	Shinhan Capital	12,250,000	100.00	12,250,000	100.00
	Jeju Bank	9,692,369	62.40	9,692,369	62.40
	Shinhan Credit Information	600,000	100.00	600,000	100.00
	Shinhan PE	2,000,000	100.00	2,000,000	100.00
Shinhan Bank	Shinhan Financial Group	8,985,417	2.50	11,406,522	3.20
Good Morning Shinhan Securities	Shinhan Financial Group	—	—	203,675	0.10
Joint venture companies:
Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.00	4,000,001	50.00
	SH&C Life Insurance	3,000,001	50.00	3,000,001	50.00
	Shinhan Macquarie	102,000	51.00	102,000	51.00

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~960.30 to US$1, the basic exchange rate on June 30, 2006. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

The Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 18 (“Investment in Joint Venture Companies”), No. 19 (“Lease”) and No. 20 (“Related Party Disclosure”), effective from the first fiscal year beginning after December 31, 2005. Except for the adoption of the aforementioned accounting standards, the same accounting policies were applied for the non-consolidated financial statements both as of and for the six-month period ended June 30, 2006 and as of and for the year ended December 31, 2005. The non-consolidated financial statements as of and for the year ended December 31, 2005, which are presented for comparative purposes, reflect the above accounting standards. Application of these accounting standards resulted in an increase in retained earnings and decrease in equity method investment securities by ~~W~~1,731 million.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

(f)	Joint Venture

Investments in jointly controlled entities are accounted for using the equity method.

(g)	Fixed Assets
ii)	Property and equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

iii)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income. Deferred tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(k)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~960.30 and ~~W~~1,013.0 to US$1, the rates of exchange on June 30, 2006 and December 31, 2005, respectively, that are permitted by Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company for a specified price at specified times. The option exercise price is generally fixed at below the market price of the underlying shares at the date of the grant. The Company values equity-settled stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and capital adjustment over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received which is equal to the exercise price. However, compensation cost for cash-settled stock options is measured each period based on the current stock price and is recognized as an expense and a liability over the service period.

(m)	Provision

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(n)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(3)	Securities

Securities as of June 30, 2006 and December 31, 2005 consist solely of equity method investment securities and details were as follows:

	(in millions of Won)
	2006
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Subsidiaries:
Shinhan Bank	~~W~~	8,751,516	(955,218)	867,358	(3,406)	(148,493)	8,511,757
Good Morning Shinhan Securities		900,138	—	47,945	(101,457)	107,916	954,542
Shinhan Life Insurance		737,788	(20,000)	39,265	(301)	7,006	763,758
Shinhan Card		221,449	526,806	111,610	—	—	859,865
Shinhan Capital		151,789	(15,313)	29,181	—	2,487	168,144
Jeju Bank		60,770	—	8,545	—	(694)	68,621
Shinhan Credit Information		9,263	(1,800)	1,350	—	—	8,813
Shinhan PE		8,741	—	(294)	—	—	8,447

		10,841,454	(465,525)	1,104,959	(105,164)	(31,778)	11,343,946

Joint venture companies:
Shinhan BNP Paribas ITMC		24,103	(3,600)	2,222	—	(1)	22,724
SH&C Life Insurance		15,513	—	1,457	—	227	17,197
Shinhan Macquarie		1,289	(2,016)	1,327	—	—	600

		40,905	(5,616)	5,007	—	226	40,522

	~~W~~	10,882,359	(471,141)	1,109,966	(105,164)	(31,552)	11,384,468

The changes in goodwill (negative goodwill) for the six-month period ended June 30, 2006 were as follows:

	(in millions of Won)
				Amortization
	Beginning balance		Increase	(reversal)	Ending balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	38,161	684,452
Good Morning Shinhan Securities		110,530	—	8,502	102,028
Shinhan Life Insurance		414,545	—	20,901	393,644
Shinhan Card		—	343,112	7,513	335,599
Jeju Bank		(4,285)	—	(343)	(3,942)

	~~W~~	1,586,515	—	74,734	1,511,781

The market value of the shares of Jeju Bank owned by the Company was ~~W~~66,780 million as of June 30, 2006 (~~W~~6,890 per share).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(3)	Securities, Continued

	(in millions of Won)
	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Subsidiaries:
Shinhan Bank	~~W~~	4,125,253	(367,210)	826,156	(1,590)	(82,638)	4,499,971
Chohung Bank		2,891,019	220,714	777,844	(1,807)	363,775	4,251,545
Good Morning Shinhan Securities		843,500	—	74,629	(30,311)	12,320	900,138
Shinhan Life Insurance		—	730,432	2,565	—	4,791	737,788
Shinhan Card		168,708	—	52,741	—	—	221,449
Shinhan Capital		122,525	(12,000)	36,418	—	4,846	151,789
Jeju Bank		53,036	—	7,825	(30)	(61)	60,770
e-Shinhan		2,887	(2,861)	—	—	(26)	—
Shinhan Credit Information		6,862	—	2,401	—	—	9,263
Shinhan PE		9,788	—	(1,047)	—	—	8,741

		8,223,578	569,075	1,779,532	(33,738)	303,007	10,841,454

Joint ventures:
Shinhan BNP Paribas ITMC		22,810	(2,400)	3,725	—	(32)	24,103
SH&C Life Insurance		14,614	—	2,680	—	(1,781)	15,513
Shinhan Macquarie		1,098	(2,446)	2,637	—	—	1,289

		38,522	(4,846)	9,042	—	(1,813)	40,905

	~~W~~	8,262,100	564,229	1,788,574	(33,738)	301,194	10,882,359

The changes in goodwill (negative goodwill) for the year ended December 31, 2005 were as follows:

	(in millions of Won)
				Amortization
	Beginning balance		Increase	(reversals)	Ending balance
Chohung Bank	~~W~~	922,468	220,714	77,457	1,065,725
Good Morning Shinhan Securities		127,534	—	17,004	110,530
Shinhan Life Insurance		—	418,029	3,484	414,545
Jeju Bank		(4,970)	—	(685)	(4,285)

	~~W~~	1,045,032	638,743	97,260	1,586,515

The market value of the shares of Jeju Bank owned by the Company was ~~W~~68,816 million as of December 31, 2005 (~~W~~7,100 per share).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(4)	Loans
(a)	Loans as of June 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Loans in Won	~~W~~	1,120,000	1,340,000	$1,166,302	1,395,397
Loans in foreign currencies		67,221	70,910	70,000	73,842
Privately placed bonds		—	73,140	—	76,164

		1,187,221	1,484,050	1,236,302	1,545,403
Less: allowance for loan losses		(5,936)	(7,420)	(6,181)	(7,727)

	~~W~~	1,181,285	1,476,630	$1,230,121	1,537,676

(b)	Details of loans as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)
	Borrower	Interest rate (%)	2006		2005
Loans in Won	Shinhan Card	4.49 - 6.28	~~W~~	550,000	750,000
	Shinhan Capital	4.33 - 8.12		480,000	500,000
	Good Morning Shinhan Securities	5.25		70,000	70,000
	Jeju Bank	6.43		20,000	20,000

				1,120,000	1,340,000
Loans in foreign currencies	Shinhan Capital	3M Libor+0.9		67,221	70,910
Privately placed bonds	Shinhan Bank	7.42		—	50,000
	Jeju Bank	8.14		—	23,140

				—	73,140

				1,187,221	1,484,050
Allowance for loan losses				(5,936)	(7,420)

			~~W~~	1,181,285	1,476,630

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(4)	Loans, Continued
(c)	The maturities of loans as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)
			Loans in	Privately
	Loans		foreign	placed
At June 30, 2006	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	30,000	—	—	30,000
Due after 3 months through 6 months		100,000	28,809	—	128,809
Due after 6 months through 12 months		150,000	38,412	—	188,412
Due after 1 year through 3 years		750,000	—	—	750,000
Thereafter		90,000	—	—	90,000

	~~W~~	1,120,000	67,221	—	1,187,221

	(in millions of Won)
			Loans in	Privately
	Loans		foreign	placed
At December 31, 2005	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	270,000	—	—	270,000
Due after 3 months through 6 months		250,000	—	—	250,000
Due after 6 months through 12 months		130,000	30,390	—	160,390
Due after 1 year through 3 years		430,000	40,520	73,140	543,660
Thereafter		260,000	—	—	260,000

	~~W~~	1,340,000	70,910	73,140	1,484,050

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(5)	Fixed Assets

Fixed assets as of June 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Property and equipment:
Vehicles	~~W~~	391	391	$407	407
Furniture and fixtures		1,362	1,391	1,418	1,449
Other		1,730	1,704	1,802	1,774

		3,483	3,486	3,627	3,630
Less: accumulated depreciation		(2,554)	(2,286)	(2,660)	(2,381)

		929	1,200	967	1,249

Intangible assets:
Other		982	1,090	1,023	1,136

	~~W~~	1,911	2,290	$1,990	2,385

As of June 30, 2006 and December 31, 2005, the Company maintained insurance policies covering loss and liability arising from automobile accidents.

(6)	Other Assets

Other assets as of June 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Guarantee deposits paid	~~W~~	10,082	10,082	$10,499	10,499
Accounts receivable		25,363	14,809	26,411	15,421
Accrued income		8,011	8,466	8,342	8,816
Advance payments		10	10	10	10
Prepaid expenses		80	724	83	754
Prepaid income taxes		346	577	361	601
Other		1,810	1,810	1,885	1,885

	~~W~~	45,702	36,478	$47,591	37,986

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(7)	Borrowings
(a)	Borrowings as of June 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Borrowings in Won	~~W~~	70,000	85,188	$72,894	88,710
Borrowings in foreign currencies		67,221	70,910	70,000	73,841

	~~W~~	137,221	156,098	$142,894	162,551

(b)	Details of borrowings as of June 30, 2006 and December 31, 2005 were as follows:

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2006		2005
Borrowings in Won:
September 30, 2005	January 03, 2006	4.18%	~~W~~	—	20,000
December 28, 2005	April 03, 2006	4.31%		—	65,000
March 23, 2005	March 23, 2006	6M +1.05%		—	188
March 30, 2006	March 30, 2009	5.15%		70,000	—

				70,000	85,188

Borrowings in foreign currencies:
December 30, 2003	December 30, 2006	3ML+0.7%		28,809	30,390
July 15, 2004	June 15, 2007	3ML+0.7%		38,412	40,520
				67,221	70,910

				67,221	70,910

			~~W~~	137,221	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(7)	Borrowings, Continued
(c)	The maturities of borrowings as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)
	Borrowings		Borrowings in
At June 30, 2006	in Won		foreign currencies	Total
Due after 3 months through 6 months	~~W~~	—	28,809	28,809
Due after 6 months through 12 months		—	38,412	38,412
Due after 1 year through 3 years		70,000	—	70,000

	~~W~~	70,000	67,221	137,221

	(in millions of Won)
	Borrowings		Borrowings in
At December 31, 2005	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	20,188	—	20,188
Due after 3 months through 6 months		65,000	—	65,000
Due after 6 months through 12 months		—	30,390	30,390
Due after 1 year through 3 years		—	40,520	40,520

	~~W~~	85,188	70,910	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(8)	Debentures
(a)	Debentures as of June 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Debentures in Korean Won	~~W~~	2,510,000	2,130,000	$2,613,767	2,218,057
Less: discount on debentures		(6,065)	(3,957)	(6,316)	(4,121)

	~~W~~	2,503,935	2,126,043	$2,607,451	2,213,936

(b)	Details of debentures as of June 30, 2006 and December 31, 2005 were as follows:

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2006		2005
Unsecured debentures in Korean Won:
December 21, 2001	December 21, 2006	7.12	~~W~~	50,000	50,000
April 04, 2002	April 04, 2007	7.47		20,000	20,000
May 20, 2002	May 20, 2007	7.25		20,000	20,000
July 29, 2002	July 29, 2007	6.30		20,000	20,000
November 21, 2002	November 21, 2007	5.88		20,000	20,000
December 16, 2002	December 16, 2007	5.96		20,000	20,000
January 24, 2003	January 24, 2006	5.19		—	70,000
February 26, 2003	February 26, 2006	4.99		—	200,000
April 23, 2003	April 23, 2006	5.47		—	100,000
May 23, 2003	May 23, 2006	5.29		—	100,000
June 24, 2003	June 24, 2006	5.43		—	150,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2006	5.55		30,000	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
October 24, 2003	October 24, 2006	4.63		100,000	100,000
December 23, 2003	December 23, 2006	5.35		200,000	200,000
March 24, 2004	March 24, 2007	4.76		30,000	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 08, 2004	July 08, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(8)	Debentures, Continued

				(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2006		2005
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 09, 2005	May 09, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.48		40,000	40,000
December 16, 2005	December 16, 2010	5.74		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	—
February 27, 2006	February 27, 2009	5.07		100,000	—
April 24, 2006	April 24, 2009	5.09		200,000	—
June 28, 2006	June 28, 2009	5.25		220,000	—
June 28, 2006	June 28, 2009	5.42		130,000	—
June 28, 2006	June 28, 2009	5.52		50,000	—
June 29, 2006	June 29, 2009	5.24		100,000	—
June 29, 2006	June 29, 2009	5.32		100,000	—

				2,510,000	2,130,000
Discount on debentures				(6,065)	(3,957)

			~~W~~	2,503,935	2,126,043

(c)	The maturities of debentures in Korean Won as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)
	2006		2005
Due in 3 months or less	~~W~~	30,000	270,000
Due after 3 months through 6 months		350,000	350,000
Due after 6 months through 12 months		170,000	380,000
Due after 1 year through 3 years		1,090,000	570,000
Thereafter		870,000	560,000

	~~W~~	2,510,000	2,130,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(9)	Other Liabilities

Other liabilities as of June 30, 2006 and December 31, 2005 consisted of the following:

			(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Withholding taxes	~~W~~	281	491	$293	511
Dividends payable		1,809	1,284	1,883	1,337
Accounts payable		698,795	20,990	727,684	21,858
Accrued expenses		25,482	19,656	26,535	20,469

	~~W~~	726,367	42,421	$756,395	44,175

(10)	Related Party Transactions
(a)	Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2006 and 2005 were as follows:

				(in millions of Won)
	Three-month period ended			Six-month period ended
	June 30,			June 30,
Related party	2006		2005	2006	2005
Shinhan Bank	~~W~~	1,262	1,235	2,783	2,221
Good Morning Shinhan Securities		944	915	1,866	1,538
Shinhan Card		9,222	13,484	18,732	27,388
Shinhan Capital		7,896	8,400	16,017	17,000
Jeju Bank		318	459	992	912

	~~W~~	19,642	24,493	40,390	49,059

(b)	Significant balances with the related parties as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)
Related party	2006		2005
Shinhan Bank	~~W~~	86,002	137,476
Good Morning Shinhan Securities		72,528	71,344
Shinhan Life Insurance		413	—
Shinhan Card		555,027	755,403
Shinhan Capital		550,813	574,628
Jeju Bank		20,010	43,340
Shinhan Credit Information		106	112

	~~W~~	1,284,899	1,582,303

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(10)	Related Party Transactions, Continued
(c)	The guarantees and acceptances provided between the related parties as of June 30, 2006 were as follows:

		(in millions of Won)
			Amount
Creditor	Debtor	Account	guaranteed
Shinhan Financial Group	SH&C Life Insurance	Guarantees for loans	~~W~~	7,000
Shinhan Bank	Shinhan Card	Guarantees in foreign currencies		480
”	Shinhan Capital	Letter of credit		1,691
”	Shinhan Finance	Guarantees for loans		15,407
”	Shinhan Asia	Guarantees for letter of credit		6,482

			~~W~~	31,060

(d)	Compensation of key management personnel for the six-month period ended June 30, 2006 was as follows:

	(in millions of Won)
	Total
	compensation
Short-term salaries	~~W~~	3,002
Share-based benefits		6,291

	~~W~~	9,293

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(11)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2006	2005	2006		2005
Assets:
Loans	$70,000	70,000	~~W~~	67,221	70,910
Other assets	457	388		439	393

	$70,457	70,388	~~W~~	67,660	71,303

Liabilities:
Borrowings	$70,000	70,000	~~W~~	67,221	70,910
Other liabilities	440	371		423	376

	$70,440	70,371	~~W~~	67,644	71,286

(12)	Commitments and Contingencies

On July 9, 2003, the Company made an agreement with the Korea Depository Insurance Corporation (“KDIC”) to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Under the agreement, the Company would be required to pay a contingent consideration (“Earn Out Payment”) to the KDIC in relation to the earnings of Chohung Bank in the future with the following details:

■ Amount	: 20% of the total net income of Chohung Bank for fiscal years 2004, 2005 and 2006 in excess of ~~W~~1,800 billion

■ Payment date	: within 30 days after the date that the above amount is determined for fiscal year 2006
The contingent consideration was not included in the acquisition cost, because the amount was not determinable.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(13) Capital Stock
(a)	As of June 30, 2006 and December 31, 2005, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%)(*)	Redeemable period
Redeemable preferred stock:
Series 1	9,316,792	4.04	August 19, 2004 - August 18, 2006
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 6	3,500,000	7.00	July 19, 2006 - August 18, 2006
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	52,583,961
Redeemable convertible preferred stock:
Series 9 (**)	22,360,301	2.02	August 19, 2006 - August 18, 2008

	74,944,262

(*)	Based on issue price

(**)	Convertible period	: August 19, 2006 - August 18, 2007
	Conversion ratio	: 1 common share to 1 preferred share
	Conversion price in Won	: ~~W~~18,086
(b)	There were no changes in capital stock for the six-month period ended June 30, 2006. Details of changes for the year ended December 31, 2005 were as follows:

	(in millions of Won, except shares)
	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2005	416,623,575	~~W~~	1,596,595	486,523	3,718,623
Share exchange	17,528,000		87,640	—	641,427
Preferred stock converted into common stock	—		111,802	(111,802)	—
Disposition of treasury stock	—		—	—	62

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721	4,360,112

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)

(14)	Retained Earnings

Retained earnings as of June 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Legal reserve	~~W~~	396,928	223,722	$413,338	232,971
Retained earnings before appropriation		2,447,464	2,736,633	2,548,645	2,849,769

	~~W~~	2,844,392	2,960,355	$2,961,983	3,082,740

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(15) Capital Adjustments
Details of capital adjustments as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Unrealized gain on equity method investment securities, net	~~W~~	597,078	628,630	$621,762	654,617
Stock options (note 16)		22,126	17,162	23,041	17,873

	~~W~~	619,204	645,792	$644,803	672,490

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(16) Stock Options
(a)	Details of stock options granted as of June 30, 2006 and December 31, 2005 were as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005	March 21, 2006
Options granted	1,004,200	1,156,300	1,301,600	2,695,200	3,296,200
Options forfeited or exercised	375,135	410,087	122,777	636,035	5,143

Options outstanding	629,135	746,213	1,178,823	2,059,165	3,291,057
Type of stock options	Cash-settled options			Cash-settled or equity-settled options
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006	~~W~~38,829
Vesting period	Within four years after two years from grant date
Forfeited period	After six years from grant date		After five years from grant date	After seven years from grant date
Assumptions used to determine the fair value of options:
Risk-free interest rate	—	—	—	4.07%	5.02%
Expected exercise period	—	—	—	5 years	5 years
Expected stock price volatility	—	—	—	17.92%	13.43%
Expected dividend yield	—	—	—	—	—
Expected ratios of no-exercise	—	—	—	—	—
Weighted average fair value	—	—	—	~~W~~11,201	~~W~~16,668
With respect to the stock options granted on March 25, 2004, the Company decided to pay the difference between the market price and the exercise price in cash for the six-month period ended June 30, 2006 and determined to apply the intrinsic value method to those stock options. As a result, stock options decreased by ~~W~~8,538 million (decrease in accounts receivable of ~~W~~6,508 million and increase in accrued expenses of ~~W~~2,030 million).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(16) Stock Options, Continued
(b)	Changes in stock compensation costs for the six-month period ended June 30, 2006 were as follows:

		(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	2,934	12,144	15,078
	Incurred during the period		379	81	460
	To be recorded in subsequent periods		—	—	—
2nd	Recorded at beginning of the period		4,334	19,053	23,387
	Incurred during the period		431	(142)	289
	To be recorded in subsequent periods		—	—	—
3rd	Recorded at beginning of the period		2,030	6,508	8,538
	Incurred during the period		4,375	12,944	17,319
	To be recorded in subsequent periods		—	—	—
4th	Recorded at beginning of the period		767	7,858	8,625
	Incurred during the period		534	5,312	5,846
	To be recorded in subsequent periods		738	7,855	8,593
5th	Recorded at beginning of the period		—	—	—
	Incurred during the period		1,078	6,576	7,654
	To be recorded in subsequent periods		6,619	40,583	47,202
For the 4th and 5th stock options granted, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(17) General and Administrative Expense
Details of general and administrative expense for the three-month and six-month periods ended June 30, 2006 and 2005 were as follows:

	(in millions of Won)
	Three-month period ended			Six-month period ended
	June 30,			June 30,
	2006		2005	2006	2005
Salaries	~~W~~	7,199	5,607	14,281	9,409
Provision for retirement and severance benefits		75	98	357	339
Other employee benefits		201	870	760	1,125
Rental		184	152	303	260
Entertainment		213	198	425	386
Depreciation		151	151	302	290
Amortization		73	29	145	57
Taxes and dues		607	537	653	604
Advertising		6	3	18	3
Fees and commission		1,865	1,511	4,243	3,564
Other		661	769	1,332	1,689

	~~W~~	11,235	9,925	22,819	17,726

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(18)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a normal tax rate of 27.5%. For the six-month periods ended June 30, 2006 and 2005, the Company recognized no income tax expense.

(b)	Changes in significant accumulated temporary differences and tax effects for the six-month period ended June 30, 2006 and the year ended December 31, 2005 were as follows:

	(in millions of Won)
	2006
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:
Securities	~~W~~	(3,427,679)	(973,251)	(1,986,374)	(2,414,556)
Retirement and severance benefits		828	25	315	538
Accrued income		(299)	—	(299)	—
Deposit for severance benefit insurance		(828)	—	(152)	(676)
Stock options		17,163	13,500	8,538	22,125
Other		(7,098)	(5,518)	(7,227)	(5,389)

		(3,417,913)	(965,244)	(1,985,199)	(2,397,958)

Unrealizable temporary differences on gain from equity method		3,421,190			2,408,073

Net temporary differences	~~W~~	3,277			10,115

Tax effects of temporary differences		901			2,782

Tax effects of tax loss carryforwards		—			5,620

Net tax effects	~~W~~	901			8,402

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current period.

The net tax effects of ~~W~~8,402 million as of June 30, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(18)	Income Taxes, Continued

	(in millions of Won)
	2005
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:
Securities	~~W~~	(1,371,425)	(2,050,871)	5,383	(3,427,679)
Retirement and severance benefits		466	499	137	828
Accrued income		(299)	(299)	(299)	(299)
Deposit for severance benefit insurance		(466)	(509)	(147)	(828)
Stock option		8,842	19,983	4,942	23,883
Other		(6,203)	(18,784)	(3,354)	(21,633)

		(1,369,085)	(2,049,981)	6,662	(3,425,728)

Unrealizable temporary differences on gain from equity method		1,369,044			3,421,737

Net temporary differences	~~W~~	(41)			3,277

Tax effects of temporary differences		(11)			901

Tax effects of tax loss carryforwards		—			5,284

Net tax effects	~~W~~	(11)			6,185

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current period.
The net tax effects of ~~W~~6,185 million as of December 31, 2005 were not recognized as deferred tax assets due to uncertainty as to their realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(19)	Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the three-month and six-month periods ended June 30, 2006 and 2005 were as follows:

	(in millions of Won, except per share)
	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2006		2005	2006	2005
Net income for period	~~W~~	595,709	470,382	1,072,059	858,483
Less: dividends on preferred stock		26,670	28,706	53,046	57,097

Ordinary income available for common stock		569,039	441,676	1,019,013	801,386
Weighted average number of common shares outstanding		349,078,849	310,333,444	348,342,076	310,324,883

Ordinary income per share in Won	~~W~~	1,630	1,423	2,925	2,582

Net income per share in Won	~~W~~	1,630	1,423	2,925	2,582

(b)	Diluted earnings per share

For the six-month period ended June 30, 2006, if convertible preferred stock and stock options had been exercised, 27,710,523 shares of common stock would have been issued, and if preferred stock had been converted into common stock on its issue date, the weighted average number of common shares outstanding would have been 370,702,377.

Details of diluted ordinary/net earnings per share due to dilutive effects for the three-month and six-month periods ended June 30, 2006 and 2005 were as follows:

	(in millions of Won, except per share)
	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2006		2005	2006	2005
Ordinary income available for common stock	~~W~~	569,040	441,676	1,019,013	801,386
Add: dividends on redeemable convertible preferred stock		2,037	4,073	4,051	8,102

Diluted ordinary income/net earnings		571,077	445,749	1,023,064	809,488
Weighted average number of common shares outstanding		371,439,150	354,510,514	370,702,37	355,045,486

Diluted ordinary income per share in Won	~~W~~	1,537	1,257	2,760	2,280

Diluted net income per share in Won	~~W~~	1,537	1,257	2,760	2,280

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(19)	Earnings Per Share, Continued
(c)	Convertible stock and stock options

		Number of shares
	Convertible period	to be issued
Redeemable convertible preferred stock	August 19, 2006 - August 18, 2008	22,360,301
Stock options	March 30, 2008 - March 29, 2012	2,059,165
Stock options	March 21, 2009 - March 20, 2013	3,291,057

		27,710,523

(d)	Ordinary income per share and net earnings per share for the three-month period ended March 31, 2006 and the year ended December 31, 2005 were as follows:

	(in Won)
	Three-month ended		Year ended
	March 31, 2006		December 31, 2005
Ordinary and net income per share	~~W~~	1,295	4,874
Diluted ordinary and net income per share		1,220	4,591
(20)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the three-month and six-month periods ended June 30, 2006 and 2005 were as follows:

	(in millions of Won)
	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2006		2005	2006	2005
Changes in capital adjustments from the application of the equity method	~~W~~	(61,378)	(203,208)	(31,551)	83,779
Changes in retained earnings from the application of the equity method		(109,868)	30,676	(105,165)	32,131
Stock options recorded as accounts receivable		8,536	(330)	11,888	961
Appropriation of retained earnings as legal reserve		—	—	173,207	105,030
Dividends receivable on equity method investment securities		5,616	4,846	5,616	4,846

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies
(a)	Balance sheets

The condensed balance sheets of subsidiaries and joint venture companies as of June 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)
	2006
				Total stockholders'
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	150,047,005	141,566,870	8,480,135
Good Morning Shinhan Securities		3,690,192	2,875,096	815,096
Shinhan Life Insurance		5,531,284	5,165,379	365,905
Shinhan Card		3,446,086	2,924,570	521,516
Shinhan Capital		1,519,394	1,353,986	165,408
Shinhan BNP Paribas ITMC		59,018	13,571	45,447
Jeju Bank		2,135,007	2,003,364	131,643
SH&C Life Insurance		839,105	804,711	34,394
Shinhan Macquarie		17,595	16,393	1,202
Shinhan Credit Information		11,241	2,428	8,813
Shinhan PE		8,588	141	8,447

	~~W~~	167,304,515	156,726,509	10,578,006

	(in millions of Won)
	2005
				Total stockholders'
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	75,641,968	71,042,501	4,599,467
Chohung Bank		66,609,526	62,783,304	3,826,222
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Shinhan BNP Paribas ITMC		53,437	5,233	48,204
Jeju Bank		2,051,202	1,931,693	119,509
SH&C Life Insurance		708,175	677,150	31,025
Shinhan Macquarie		11,848	9,320	2,528
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741

	~~W~~	157,042,190	146,951,724	10,090,466

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries and joint venture companies for the three-month and six-month periods ended June 30, 2006 and 2005 are as follows:

	(in millions of Won)
	Six-month period ended June 30, 2006
				Operating	Ordinary	Net
	Operating		Operating	income	income	income
Subsidiaries	revenue		expense	(loss)	(loss)	(loss)
Shinhan Bank	~~W~~	7,827,496	6,843,428	984,068	1,316,353	948,384
Good Morning Shinhan Securities		656,416	581,019	75,397	84,545	61,198
Shinhan Life Insurance		1,095,390	1,020,536	74,854	83,503	60,702
Shinhan Card		345,971	290,227	55,744	52,977	120,123
Shinhan Capital		98,818	81,889	16,929	36,648	29,299
Shinhan BNP Paribas ITMC		11,886	5,763	6,123	6,164	4,446
Jeju Bank		69,421	11,227	58,194	13,716	13,247
SH&C Life Insurance		27,498	30,561	(3,063)	2,664	2,914
Shinhan Macquarie		15,291	12,134	3,157	3,835	2,707
Shinhan Credit Information		12,340	10,725	1,615	1,876	1,367
Shinhan PE		1,488	1,808	(320)	(205)	(371)

	~~W~~	10,162,015	8,889,317	1,272,698	1,602,076	1,244,016

	(in millions of Won)
	Six-month period ended June 30, 2005
				Operating	Ordinary	Net
	Operating		Operating	income	income	income
Subsidiaries	revenue		expense	(loss)	(loss)	(loss)
Shinhan Bank	~~W~~	3,321,036	2,790,708	530,328	607,980	443,582
Chohung Bank		4,045,627	3,746,165	299,462	356,005	355,221
Good Morning Shinhan Securities		330,564	310,577	19,987	24,912	18,040
Shinhan Card		203,110	177,441	25,669	27,552	27,552
Shinhan Capital		106,148	84,866	21,282	20,880	14,543
Shinhan BNP Paribas ITMC		8,823	4,271	4,552	4,844	3,439
Jeju Bank		63,752	55,300	8,452	8,810	8,810
SH&C life Insurance		22,555	22,555	—	2,598	2,598
e-ShinhanS		1,033	1,370	(337)	(320)	(320)
Shinhan Macquarie		17,087	10,721	6,366	6,509	4,623
Shinhan Credit Information		11,984	9,921	2,063	2,030	1,452
Shinhan PE		—	693	(693)	(585)	(585)

	~~W~~	8,131,719	7,214,588	917,131	1,061,215	878,955

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued

	(in millions of Won)
	Three-month period ended June 30, 2006
				Operating	Ordinary	Net
	Operating		Operating	income	income	income
Subsidiaries	revenue		expense	(loss)	(loss)	(loss)
Shinhan Bank	~~W~~	3,557,546	3,143,501	414,045	701,311	519,420
Good Morning Shinhan Securities		434,992	393,748	41,244	50,118	36,124
Shinhan Life Insurance		547,713	507,628	40,085	42,342	30,688
Shinhan Card		238,797	207,593	31,204	28,897	103,617
Shinhan Capital		47,081	36,790	10,291	10,520	8,085
Shinhan BNP Paribas ITMC		6,223	3,253	2,970	3,012	2,186
Jeju Bank		36,228	29,469	6,759	8,368	8,002
SH&C Life Insurance		17,184	15,816	1,368	1,216	870
Shinhan Macquarie		1,405	1,866	(461)	(368)	(298)
Shinhan Credit Information		12,340	10,725	1,615	1,876	1,367
Shinhan PE		748	849	(101)	(34)	(110)

	~~W~~	4,900,257	4,351,238	549,019	847,258	709,951

	(in millions of Won)
	Three-month period ended June 30, 2005
				Operating	Ordinary	Net
	Operating		Operating	income	income	income
Subsidiaries	revenue		expense	(loss)	(loss)	(loss)
Shinhan Bank	~~W~~	1,371,930	1,087,664	284,266	312,199	225,235
Chohung Bank		1,694,955	1,496,496	198,459	229,605	229,313
Good Morning Shinhan Securities		145,014	138,172	6,842	9,844	7,207
Shinhan Card		103,137	90,296	12,841	14,813	14,813
Shinhan Capital		47,729	42,008	5,721	5,048	3,160
Shinhan BNP Paribas ITMC		4,664	2,239	2,425	2,427	1,710
Jeju Bank		32,466	28,125	4,341	4,243	4,243
SH&C life Insurance		11,345	11,105	240	1,617	1,617
e-Shinhan		427	689	(262)	(262)	(262)
Shinhan Macquarie		2,392	2,679	(287)	(93)	5
Shinhan Credit Information		6,077	5,056	1,021	974	683
Shinhan PE		—	400	(400)	(350)	(350)

	~~W~~	3,420,136	2,904,929	515,207	580,065	487,374

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(22)	Financing and Operating Status of the Company, Subsidiaries and Joint Venture Companies
(a)	The financing status of the Company and its subsidiaries as of June 30, 2006 and December 31, 2005 was as follows:

	(in millions of Won)
	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	137,221	2,503,935	2,641,156
Shinhan Bank		84,190,137	17,282,909	21,329,980	122,803,026
Good Morning Shinhan Securities		717,042	358,000	—	1,075,042
Shinhan Life Insurance		—	20,000	—	20,000
Shinhan Card		—	1,378,000	1,339,411	2,717,411
Shinhan Capital		—	873,184	331,132	1,204,316
Jeju Bank		1,731,208	126,975	35,260	1,893,443

	~~W~~	86,638,387	20,176,289	25,539,718	132,354,394

(*)	Net of discount on debentures

	(in millions of Won)
	2005
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	156,098	2,126,043	2,282,141
Shinhan Bank		43,996,904	9,096,330	12,327,937	65,421,171
Chohung Bank		41,404,815	5,788,793	7,848,891	55,042,499
Good Morning Shinhan Securities		913,795	829,425	—	1,743,220
Shinhan Life Insurance		—	47,000	—	47,000
Shinhan Card		—	1,025,500	179,544	1,205,044
Shinhan Capital		—	721,885	345,201	1,067,086
Jeju Bank		1,681,985	89,689	35,000	1,806,674

	~~W~~	87,997,499	17,754,720	22,862,616	128,614,835

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(22)	Financing and Operating Status of the Company, Subsidiaries and Joint Venture Companies, Continued
(b)	The operating status of the Company and its subsidiaries as of June 30, 2006 and December 31, 2005 was as follows:

	(in millions of Won)
	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,181,285	11,384,468	749,368	13,315,121
Shinhan Bank		101,490,392	24,654,124	6,302,252	132,446,768
Good Morning Shinhan Securities		402,022	2,104,331	691,270	3,197,623
Shinhan Life Insurance		1,301,054	2,347,091	514,328	4,162,473
Shinhan Card		3,263,179	24,964	2,006	3,290,149
Shinhan Capital		1,196,217	143,966	71,755	1,411,938
Shinhan BNP Paribas ITMC		346	10,290	37,811	48,447
Jeju Bank		1,503,881	390,282	116,570	2,010,733
SH&C Life Insurance		11,522	49,000	1,650	62,172
Shinhan Macquarie		—	—	13,207	13,207
Shinhan Credit Information		—	—	5,480	5,480
Shinhan PE		—	—	7,692	7,692

	~~W~~	110,349,898	41,108,516	8,513,389	159,971,803

(*)	Net of allowance for loan losses and present value discounts

	(in millions of Won)
	2005
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,476,630	10,882,359	64,374	12,423,363
Shinhan Bank		55,191,023	13,289,065	2,301,465	70,781,553
Chohung Bank		44,648,308	10,644,933	2,171,777	57,465,018
Good Morning Shinhan Securities		302,457	2,161,569	921,164	3,385,190
Shinhan Life Insurance		1,377,904	2,034,360	421,028	3,833,292
Shinhan Card		1,479,533	414	5,876	1,485,823
Shinhan Capital		1,061,971	131,623	115,388	1,308,982
Shinhan BNP Paribas ITMC		620	10,307	34,098	45,025
Jeju Bank		1,416,748	348,658	108,971	1,874,377
SH&C Life Insurance		372	48,023	23,031	71,426
Shinhan Macquarie		—	—	9,318	9,318
Shinhan Credit Information		—	—	6,011	6,011
Shinhan PE		—	846	6,967	7,813

	~~W~~	106,955,566	39,552,157	6,189,468	152,697,191

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(23)	Contribution of Subsidiaries and Joint Venture Companies to the Company’s Net Income

Effects under the equity method on the Company’s net income for the three-month and six-month periods ended June 30, 2006 and 2005 are as follows:

	(in millions of Won, except ratio)
	Three-month period			Six-month period
	ended June 30, 2006			ended June 30, 2006
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	457,254	74.44	~~W~~	867,358	78.14
Good Morning Shinhan Securities		27,225	4.43		47,945	4.32
Shinhan Life Insurance		19,970	3.25		39,265	3.54
Shinhan Card		95,604	15.56		111,610	10.06
Shinhan Capital		7,829	1.27		29,181	2.63
Shinhan BNP Paribas ITMC		1,092	0.18		2,222	0.20
Jeju Bank		5,191	0.85		8,545	0.77
SH&C Life Insurance		435	0.07		1,457	0.13
Shinhan Macquarie		(1,141)	(0.19)		1,327	0.12
Shinhan Credit Information		899	0.15		1,350	0.12
Shinhan PE		(110)	(0.02)		(294)	(0.03)

		614,248	100.00		1,109,966	100.00

Other income		21,872			45,776
Other expense		(40,411)			(83,683)

Net income for period	~~W~~	595,709		~~W~~	1,072,059

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(23)	Contribution of Subsidiaries and Joint Venture Companies to the Company’s Net Income, Continued

	(in millions of Won, except ratio)
	Three-month period			Six-month period
	ended June 30, 2005			ended June 30, 2005
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	225,235	46.69	~~W~~	443,582	50.33
Chohung Bank		232,275	48.15		374,796	42.53
Good Morning Shinhan Securities		2,850	0.59		9,679	1.10
Shinhan Card		14,564	3.02		27,052	3.07
Shinhan Capital		2,861	0.59		14,327	1.63
Shinhan BNP Paribas ITMC		855	0.18		1,719	0.20
Jeju Bank		2,845	0.59		5,892	0.67
SH&C Life Insurance		809	0.17		1,299	0.15
e-Shinhan		(193)	(0.04)		(236)	(0.03)
Shinhan Macquarie		(47)	(0.01)		2,309	0.26
Shinhan Credit Information		682	0.14		1,452	0.16
Shinhan PE		(354)	(0.07)		(588)	(0.07)

		482,382	100.00		881,283	100.00

Other income		25,431			53,422
Other expense		(37,431)			(76,222)

Net income for period	~~W~~	470,382		~~W~~	858,483

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2006 and 2005
(Unaudited)
(24)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Venture Companies

Changes in the allowance for loan losses of the Company, its subsidiaries and joint venture companies for the six-month period ended June 30, 2006 and the year ended December 31, 2005 were as follows:

	(in millions of Won)
	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(1,484)	5,936
Shinhan Bank		1,572,829	79,369	1,652,198
Good Morning Shinhan Securities		27,256	2,118	29,374
Shinhan Life Insurance		17,740	(2,122)	15,618
Shinhan Card		67,400	158,180	225,580
Shinhan Capital		30,373	343	30,716
Shinhan BNP Paribas ITMC		18	1	19
Jeju Bank		25,146	(2,954)	22,192
SH&C Life Insurance		46	(2)	44
Shinhan Macquarie		3	(2)	1
Shinhan Credit Information		1	—	1

	~~W~~	1,748,232	233,447	1,981,679

	(in millions of Won)
	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,794	(1,374)	7,420
Shinhan Bank		743,506	(59,949)	683,557
Chohung Bank		1,006,721	(117,449)	889,272
Good Morning Shinhan Securities		29,416	(2,160)	27,256
Shinhan Life Insurance		—	17,740	17,740
Shinhan Card		47,831	19,569	67,400
Shinhan Capital		27,021	3,352	30,373
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	(6,999)	25,146
SH&C Life Insurance		15	31	46
Shinhan Macquarie		53	(50)	3
Shinhan Credit Information		—	1	1

	~~W~~	1,895,515	(147,283)	1,748,232